NUTRITION 21, INC.
4 Manhattanville Road
Purchase, NY 10577
(914) 701-4500

November 5, 2007

By EDGAR “CORRESP”

John L. Krug, Esq.
Senior Counsel
Division of Corporation Finance
United States Securities and Exchange Commission
Washington, D.C. 20549

Re:	NUTRITION 21, INC. (“COMPANY”)
REGISTRATION STATEMENT ON FORM S-3 FILED
OCTOBER 2, 2007 (“REGISTRATION STATEMENT”)
FILE NO. 333-146450

Dear Mr. Krug:

Thank you for your letter of October 22, 2007. At your request, we are responding to each of your points with this supplemental letter. We are keying our responses to your comments. A marked copy of the amendment has been filed.

COMMENT 2: WE WILL ADD THE FOLLOWING INFORMATION TO THE REGISTRATION STATEMENT UNDER THE CAPTION “ADDITIONAL DISCLOSURES”

Total Dollar Value of Common Stock Underlying the Preferred Stock and Warrants

The total dollar value of the 21,314,659 shares of common stock that we have registered for resale and that underlie the Preferred Stock and Warrants are, respectively, $15,767,395 and $7,252,435. These amounts are based on the $1.08 closing price per share on the Nasdaq Capital Market on September 10, 2007, which is the day immediately prior to the date of the sale of the Preferred Stock and Warrants.

COMMENTS 3 and 4: WE WILL ADD THE FOLLOWING INFORMATION TO THE REGISTRATION STATEMENT UNDER THE CAPTION “ADDITIONAL DISCLOSURES”

Payments Made and Potentially Required to be Made in Connection with the Preferred Stock Offering

The following table sets forth the dollar amount of each payment (including the value of any payments to be made in common stock) that in connection with the sale of the Preferred Stock and Warrants we are required to make to any selling shareholder, any affiliate of a selling shareholder, or any person with whom any selling shareholder has a contractual relationship regarding the transaction.

Name of Selling Shareholder	Convertible Preferred Stock (percentage of total offering)	Cash Dividend Payments In First Year After Sale ($) (1)(2)	Cash Dividend Payments Until Maturity ($) (1) (2)	Common stock issuable as Dividends in first year after sale (1) (3)	Common stock issuable as Dividends until maturity (1) (3)	Potential Liquidated Damages and Penalties ($) (4)
BridgePointe Master Fund Ltd.	1,000 (5.6%)	80,000	320,000	94,317	377,270	320,083
Diamond Opportunity Fund, LLC	500 (2.8%)	40,000	160,000	47,159	188,635	160,041
Enable Growth Partners LP	1,275 (7.2%)	102,000	408,000	120,2554	481,019	408,105
Enable Opportunity Partners LP	150 (0.8%)	12,000	48,000	14,418	56,950	48,012
Fort Mason Master, LP	2,817(15.9%)	225,360	901,440	265,692	1,062,768	901,673
Fort Mason Partners, LP	183(1.0%)	14,600	58,560	17,260	69,040	58,575
Islandia, L.P.	2,500 (14.1%)	200,000	800,000	235,793	943,174	800,206
Midsummer Investment, Ltd.	5,000 (28.2%)	400,000	1,600,000	471,587	1,866,348	1,600,413
Otago Partners, LLC	250 (1.4%)	20,000	80,000	23,579	94,317	80,021
Pierce Diversified Strategy Master Fund LLC, Ena	75 (0.4%)	6,000	24,000	7,074	28,295	24,006
Rockmore Investment Master Fund Ltd	1,000 (5.6%)	80,000	320,000	94,317	377,270	320,083
Shea Ventures, LLC	1,000 (5.6%)	80,000	320,000	94,317	377,270	320,083
UBS O'Connor LLC F/B/O: O'Connor Global Convertible Arbitrage Master Limited	1,000 (5.6%)	80,000	320,000	94,317	377,270	320,083
UBS O'Connor LLC F/B/O: O'Connor Pipes Corporate Strategies Master Limited	1,000 (5.6%)	80,000	320,000	94,317	377,270	320,083
Total	17,750 (100%)	1,420,000	5,680,000	1,674,133	6,696,534	5,681,466

(1) The Preferred Stock pays cumulative dividends at the annual rate of 8%. Dividends are payable in cash, provided that in certain circumstances we may elect to pay dividends in shares of common stock valued at 90% of the then 20 consecutive trading day volume weighted average price of our common stock.

(2) Assumes that dividend payments will be made in cash and that there is no conversion of Preferred Stock through maturity on September 11, 2011.

(3) We will issue a total of 6,696,534 shares of common stock as dividends on the Preferred Stock, assuming that no Preferred Stock is converted before maturity on September 11, 2011, we elect and are permitted to pay all dividends on the Preferred Stock in shares of common stock, and the 20 consecutive trading day volume weighted average price of our common stock is $0.9424 (the 20 consecutive trading day volume weighted average price of our common stock as of October 30, 2007) in all relevant calculation periods. As of October 30, 2007, the 90% of the 20 consecutive trading day volume weighted average per share price of our common stock was $0.8424. The number of shares of common stock issuable as dividends on the Preferred Stock will increase if the relevant volume weighted average price of our common stock declines, and will decrease if the relevant volume weighted average price of our common stock increases or if Preferred Stock is converted prior to maturity.

(4) Comprised of the total amount of liquidated damages and penalties potentially payable to the selling shareholders as set forth below. In each case, we may also be required to pay contractual damages in addition to liquidated damages and penalties.

We are required to pay liquidated damages of up to $20 per trading day for each $1,000 of underlying common stock (based on the then volume weighted average price) from which we do not timely remove restrictive legends on conversion of Preferred Stock. This obligation will continue to accrue until the legends are removed. The table assumes that we will meet our contractual obligation, but includes liquidated damages on the possibility that legends are removed five trading days late.

Should we fail timely to deliver shares of common stock on conversion of the Preferred Stock we will be required to pay to the converting shareholder liquidated damages of up to $100 per trading day for each $5,000 of Stated Value of Preferred Stock being converted. This obligation will continue to accrue until such certificates are delivered. The table assumes that we will meet our contractual obligation, but includes liquidated damages on the possibility that certificates are delivered five trading days late.

We are required to pay liquidated damages of up to $20 per trading day for each $1,000 of underlying common stock (based on the then volume weighted average price) from which we do not timely remove restrictive legends on exercise of Warrants. This obligation will continue to accrue until the legends are removed. The table assumes that we will meet our contractual obligation, but includes liquidated damages on the possibility that legends are removed five trading days late.

Should we default in the timely filing and effectiveness of this registration statement or should we fail to maintain the effectiveness of this registration statement, we will be required to pay to each holder of Preferred Stock partial liquidated damages of up to 18% of the aggregate purchase price paid by such holder for the Preferred Stock. The table assumes that the maximum amount of liquidated damages becomes payable.

The table does not take into account fees to Collins Stewart LLC and Life Science Group, Inc. who acted as placements agents for the Preferred Stock and Warrants. These fees consist of a combined total of $905,000 in cash and Warrants to purchase 79,996 shares of our common stock at an exercise price of $1.2158. The placement agents have advised us that they are not affiliated with any of the selling shareholders. The table also does not take into account $239,000 of legal and other expenses that we paid to in connection with the transaction to persons not affiliated with the selling shareholders.

COMMENTS 5, 6 and 7: WE WILL ADD THE FOLLOWING INFORMATION TO THE REGISTRATION STATEMENT UNDER THE CAPTION “ADDITIONAL DISCLOSURES”

No Conversion Discounts Relative to Market Price on Date of Sale from Preferred Stock or the Warrants

There are no conversion discounts for the common stock underlying the Preferred Stock or the Warrants held by the selling shareholders or their affiliates. On September 10, 2007, the day immediately prior to the date of the sale of the Preferred Stock and Warrants, the closing price of our Common Stock was $1.08. The conversion price was fixed on the date of sale at $1.2158. The exercise price of the Warrants was fixed on the date of sale at $1.2158.

The conversion and exercise prices remain fixed regardless of any decline in market price for the underlying securities. However, the Preferred Stock contains an anti-dilution clause that provides that if we issue any shares of common stock or common stock equivalents at less than $1.2158, subject to certain exceptions the conversion price of the Preferred Stock will be reduced to the lower price on a non-weighted basis. The Warrants contain an anti-dilution clause that provides that if we issue any shares of common stock or common stock equivalents at less than $1.2158 per share, then, subject to certain exceptions, the exercise price of the Warrants will be reduced to the lower price on a non-weighted basis and the number of shares issuable on exercise of the Warrants will be proportionately increased. The Warrants also incorporate Nasdaq rules that unless and until shareholders approve the transaction, the exercise price of the Warrants will not be reduced below $1.09 by this anti-dilution provision.

COMMENTS 8 and 9: WE WILL ADD THE FOLLOWING INFORMATION TO THE REGISTRATION STATEMENT UNDER THE CAPTION “ADDITIONAL DISCLOSURES”

Comparison of Company Proceeds to Potential Investor Profit

 The table set forth below is subject to the same footnotes that apply to the prior table.

1	2	3	4	5	6	7
Gross Proceeds to Company from Preferred Stock Offering	Dividends until maturity	Potential liquidated damages and penalties	Total of Prior two columns	Net Proceeds to the Company before deducting fees and expenses to persons not affiliated with the selling shareholders (Column 1 less Columns 2 and 3)	Percentage that column 4 is of column 5	Percentage that column 4 is of columns 5, averaged over the four-year term of the Preferred Stock
$17,750,000	$5,680,000	$5,681,466	$11,361,466	$6,388,534	178%	44.5%

COMMENT 10: WE WILL ADD THE FOLLOWING INFORMATION TO THE REGISTRATION STATEMENT UNDER THE CAPTION “ADDITIONAL DISCLOSURES”

Prior Securities Transactions Between the Company and the Selling Stockholders or Affiliates of the Selling Stockholders

The following table sets forth information regarding three prior securities transactions between us and certain of the selling stockholders, any affiliates of such selling stockholders or any person with whom any selling stockholder has a contractual relationship regarding such securities transactions.
Date of Transaction	Number of Shares of Common Stock Outstanding prior to the Transaction (1)	Number of Shares of Common Stock Outstanding prior to the Transaction (excluding Selling Shareholders, Affiliates and Affiliates of Selling Shareholders) (1)	Number of Shares of Common Stock Issued or Issuable Pursuant to the Transaction (2)	Percentage of Total Issued and Outstanding Securities (excluding Selling Shareholders, Affiliates and Affiliates of Selling Shareholders) Issued or Issuable in the Transaction	Market Price Per Share of Common Stock Prior to the Transaction	Current Market Price (3)
11/09/03	37,986,988	26,444,740	4,062,500	15.36	$1.05	$1.04
03/31/05	38,055,830	34,195,707	10,628,662	31.08	$1.22	$1.04
05/19/06	42,492,316	36,257,492	7,777,777	21.45	$2.05	$1.04

(1) For purposes of this calculation, ownership of 5% or more was considered an Affiliate of the Company.

(2) For purposes of this calculation, shares that we may be required to issue because of dilution which is speculative, and shares that we may choose to issue as dividends are not included.

(3) Closing price on November 2, 2007.

COMMENT 11: WE WILL ADD THE FOLLOWING INFORMATION TO THE REGISTRATION STATEMENT UNDER THE CAPTION “ADDITIONAL DISCLOSURES”

Comparison of Registered Shares to Outstanding Shares

The following table sets forth:

•
the number of shares of common stock outstanding immediately prior to the transaction in which we issued the Preferred Stock and Warrants that are held by persons other than the selling shareholders, affiliates of the company, and affiliates of the selling shareholders;

•	the number of shares registered for resale by the selling shareholders or affiliates of the selling shareholders in prior registration statements;

•
the number of shares registered for resale by the selling shareholders or affiliates of the selling shareholders that continue to be held by the selling shareholders or affiliates of the selling shareholders;

•	the number of shares that have been sold in registered resale transactions by the selling shareholders or affiliates of the selling shareholders; and

•	the number of shares registered for resale on behalf of the selling shareholders or affiliates of the selling shareholders in the current transaction.

In this analysis, the calculation of the number of outstanding shares does not include any securities underlying any outstanding convertible securities, options, or warrants.

Selling Stockholder	Number of Shares of Common Stock Outstanding prior to the Transaction (excluding Selling Shareholders, Affiliates and Affiliates of Selling Shareholders) (1)	Number of Shares of Common Stock Registered for Resale by Selling Stockholder in Prior Registration Statements	Number of Shares of Common Stock Registered for Resale by Selling Stockholder in Prior Registration Statements Still held by the Selling Shareholder (2)	Number of Shares of Common Stock Sold in Registered Resale Transactions by the Selling Stockholder	Number of Shares of Common Stock Registered for Resale by Selling Stockholder in Current Transaction (3)
Diamond Opportunity Fund, LLC	36,257,492	388,889	111,111	277,778	978,209
Enable Growth Partners LP	26,444,740	125,000	0	125,000	2,494,433 (4)
Enable Growth Partners LP	34,195,707	220,983	0	220,983	2,494,433 (4)
Fort Mason Master, LP	36,257,492	2,556,441	1,699,684	856,757	5,511,455
Fort Mason Partners, LP	36,257,492	165,782	110,223	55,559	357,796
Midsummer Investment, Ltd.	34,195,707	5,303,609	1,939,154	3,364,455	9,762,089
Pierce Diversified Strategy Master Fund LLC, Ena	36,257,492	194,444	55,555	138,889	146,731

(1) For purposes of this calculation, ownership of 5% or more was considered an Affiliate of the Company.

(2) Does not take into account any limitations on conversions or exercises that would result in greater than 4.99% ownership.

(3) Preferred Stock conversions, Warrant exercises and potential dividends based on the 20 consecutive trading day volume weighted average per share price of our common stock as of October 30, 2007.

(4) An Affiliate is registering 296,133 shares in this transaction.

COMMENT 12: WE WILL ADD THE FOLLOWING INFORMATION TO THE REGISTRATION STATEMENT UNDER THE CAPTION “ADDITIONAL DISCLOSURES”

Company's Financial Ability to Satisfy its Obligations to the Selling Shareholders

We have the intention, and a reasonable basis to believe that we will have the financial ability, to make required payments on the Preferred Stock and Warrants.

Existing Short Positions by Selling Shareholders

•
Rockmore Investment Master Fund Ltd. advised the Company that in the ordinary course of its business in trading securities positions, Rockmore Investment Master Fund Ltd. may enter into short sales.  However, no such short sales are entered into while in possession of any material, nonpublic information.  Rockmore Investment Master Fund Ltd. also acknowledges the position of the Staff of the Commission set forth in Item A.65 of the SEC Telephone Interpretations Manual.

•
Otago Partners, LLC (“Otago”) advised the Company that Otago may enter into short sales in the ordinary course of its business of investing and trading securities.  Otago has advised the Company that no short sales were entered into during the period beginning when such selling stockholder obtained knowledge that the Company was contemplating a private placement and ending upon the public announcement of any such private placement. Further, the selling stockholder has acknowledged to the Company that it is aware of and adheres to the position of the  Staff set forth in Item A.65 of the SEC Telephone Interpretations Manual.

•	Islandia, L.P. advised the Company that it has entered into the following short trades in the Company, on the following dates:

Trade Date	Quantity
Oct 23, 2007	13,000.00
Oct 24, 2007	5,000.00
Oct 25, 2007	16,000.00
Oct 30, 2007	4,900.00
Nov. 1, 2007	2,600
Nov. 2, 2007	2,000

The dates of these sales were made after the date of the announcement of the convertible preferred stock transaction and after the filing of the registration statement.

•
In the ordinary course of its business in trading securities positions, Midsummer Investment, Ltd. (“Midsummer”) may enter into short sales. However, no such short sales are entered into while in possession of any material, nonpublic information. Midsummer Investment, Ltd. also acknowledges the position of the Staff of the Commission set forth in Item A.65 of the SEC Telephone Interpretations Manual.

•	Except as indicated above, the shareholders not referred to above have advised that they have no existing short position in the Company’s stock.

In addition, in accordance with Section 4.15 of the Securities Purchase Agreement, a copy of which is incorporated by reference into this registration statement, each selling shareholder acknowledged and agreed to act in a manner that will not violate the positions of the Commission as set forth in Item 65, Section A, of the Manual of Publicly Available Telephone Interpretations, dated July 1997, compiled by the Office of Chief Counsel, Division of Corporation Finance.

COMMENT 13: WE WILL ADD THE FOLLOWING INFORMATION TO THE REGISTRATION STATEMENT UNDER THE CAPTION “ADDITIONAL DISCLOSURES”

Relationships Between the Company and Selling Shareholders and Affiliates

We confirm that a description of any relationships and arrangements between us and these persons is set forth in this Registration Statement and in the Registration Statement dated January 27, 2004 for the November 9, 2003 transaction, in the Registration Statement dated April 5, 2005 for the March 1, 2005 transaction, and in the Registration Statement dated June 15, 2006 for the May 19, 2006 transaction referred to earlier. All agreements between us and and/or among those parties regarding the Preferred Stock and the Warrants are included as exhibits to the registration statement by incorporation by reference.

COMMENT 14: WE WILL ADD THE FOLLOWING INFORMATION TO THE REGISTRATION STATEMENT UNDER THE CAPTION “ADDITIONAL DISCLOSURES”

The Method by which the Number of Registered Shares was Determined

The 35,463,730 shares registered for the transaction consist of

14,599,440 shares issuable on conversion of $17,750,000 stated value of Preferred Stock at the fixed conversion price of $1.2158 per share

6,715,218 shares issuable on exercise of Warrants at $1.2158 per share,

5,965,133 shares of our common stock which we estimated we may issue for payment of dividends on the Series J Preferred Stock and 8,183,938 shares (30% of the 27,279,792 sum of the foregoing), for potential common stock dividends issuable on the Preferred Stock and for potential anti-dilution adjustments on the Preferred Stock and the Warrants.

COMMENT 15: WE WILL ADD THE FOLLOWING INFORMATION TO THE REGISTRATION STATEMENT UNDER THE CAPTION “ADDITIONAL DISCLOSURES”

Information regarding institutional selling shareholders

The requested information regarding voting and dispositive power is set forth in the prospectus in footnotes to the selling shareholder table.

COMMENT 16: WE WILL ADD THE FOLLOWING INFORMATION TO THE REGISTRATION STATEMENT UNDER THE CAPTION “ADDITIONAL DISCLOSURES”

General

The Company respectfully submits that the sales by the selling stockholders (the "Transaction") are appropriately characterized as a secondary offering that is eligible to be made on a shelf basis under Rule 415(a)(1)(i) based on guidance set forth in The Division of Corporation Finance Manual of Publicly Available Telephone Interpretations, Section D.29 (July 1997) (the "Section D.29 Interpretation"). The Section D.29 Interpretation states, in relevant part, as follows:

The question of whether an offering styled a secondary one is really on behalf of the issuer is a difficult factual one, not merely a question of who receives the proceeds. Consideration should be given to how long the selling shareholders have held the shares, the circumstances under which they received them, their relationship to the issuer, the amount of shares involved, whether the sellers are in the business of underwriting securities, and finally, whether under all the circumstances it appears that the seller is acting as a conduit for the issuer.

When applying these factors to the Transaction as set forth in more detail below, the Company believes that the Transaction is appropriately characterized as a secondary offering and, therefore, is eligible to be made on a shelf basis under Rule 415(a)(1)(i).

How Long the Selling Shareholders Have Held the Shares

The selling shareholders acquired and paid for the Preferred Stock and Warrants in the aggregate original principal amount of $17,750,000 on September 11, 2007. The purchase price was at a premium to the market price as noted earlier.

In addition, the selling shareholders agreed that until holders of the common stock approve the transaction, shares issuable by us as dividends and on conversion of preferred stock cannot exceed a total of 12,201,291 shares which was 19.99% of the shares outstanding prior to the date of the transaction. The Company has set a November 29, 2007 date for a meeting at which shareholders will among other things vote on the transaction.

We are prohibited from effecting a conversion of the Preferred Stock or an exercise of the Warrants held by a selling shareholder if after giving effect to such conversion or exercise the Selling Stockholder (along with its affiliates) would beneficially own in excess of 4.99% of the number of shares of the Company's common stock outstanding immediately after giving effect to such conversion or exercise. Upon providing at least 61 days' prior written notice to the Company, a Selling Stockholder may increase or decrease this limitation to a percentage not in excess of 9.99%. As a result, at any given time the total number of underlying shares the selling shareholders will be able to sell under the Registration Statement will be restricted by these limitations.

Of the shares registered hereunder 6,715,218 consists of shares underlying the Warrants. The selling shareholders are at full market risk with respect to the Warrants until they are exercisable in March 2008.

This registration statement was not filed until October 2, 2007 and is not yet effective, notwithstanding that selling shareholders paid for their securities on September 11, 2007.

There are 14 selling shareholders, and the percentage that each purchased in the offering is set forth in the first table above.

No selling shareholder has as yet converted any Preferred Stock or exercised any Warrants.

Although we are unable to definitively predict the time period that may elapse between the date the selling shareholders acquire the underlying shares and the date upon which they may eventually sell or otherwise transfer the underlying shares, each selling shareholder has represented to us in writing, in substance that (i) it acquired the Preferred Stock and Warrants and will acquire the underlying shares for its own account and not with a view towards, or for resale in connection with, the public sale or distribution thereof, except pursuant to sales registered or exempted under the Securities Act of 1933, as amended (the "Securities Act"), (ii) it acquired the Preferred Stock and Warrants and will acquire the underlying shares in the ordinary course of its business, and (iii) at the time it acquired the Preferred Stock and Warrants, it did not have any agreement or understanding, directly or indirectly, with any person to distribute any of these securities. Because the foregoing facts indicate that the selling shareholders are holding the securities long-term, the selling shareholders do not appear to be acting in a manner consistent with that of an underwriter.

Circumstances Under Which the Selling Stockholders Received The Shares

Because the underlying shares being registered for resale under the Registration Statement underlie securities that were issued in a properly conducted and completed PIPE transaction, the Section D.29 Interpretation factor regarding the circumstances under which the Selling Stockholders received the securities supports a finding that the Transaction is a secondary offering and, therefore, is eligible to be made on a shelf basis under Rule 415(a)(1)(i).

The Division of Corporation Finance Manual of Publicly Available Telephone Interpretations, Section 3S(b) (Supplement - March 1999) (the "Section 3S(b) Interpretation") states in relevant part as follows:

In a PIPE transaction (private-investment, public-equity), the staff will not object if a company registers the resale of securities prior to their issuance if the company has completed a Section 4(2)-exempt sale of the securities (or in the case of convertible securities, of the convertible security itself) to the investor, and the investor is at market risk at the time of filing of the resale registration statement. The investor must be irrevocably bound to purchase a set number of securities for a set purchase price that is not based on market price or a fluctuating ratio, either at the time of effectiveness of the resale registration statement or at any subsequent date. When a company attempts to register for resale shares of common stock underlying unissued, convertible securities, the staff's PIPEs analysis applies to the convertible security, not to the underlying common stock. There can be no conditions to closing that are within an investor's control or that an investor can cause not to be satisfied."

Based on the foregoing, there are two significant criteria that must be met in order for the shares of common stock underlying convertible securities and warrants issued in a PIPE transaction to be properly registered for resale as a valid secondary offering.

First, the issuance of the convertible securities and warrants must have been made in a transaction exempt pursuant to Section 4(2) under the Securities Act. Second, the private placement must be "completed." (See also Box Incorporated, SEC No-Action Letter (June 26, 1990) regarding "completed" private placement transactions).

SECTION 4(2)-EXEMPT SALE

The Preferred Stock and Warrants held by the selling shareholders were issued in an exempt transaction pursuant to Section 4(2) of the Securities Act, based on the safe-harbor to Section 4(2) provided by Rule 506 of Regulation D promulgated under the Securities Act. This exemption was claimed on the basis that the transaction did not involve any public offering and the Selling Stockholders are all "accredited investors" as that term is defined in Rule 501(a) of Regulation D. Appropriate investment representations were obtained from each selling shareholder and certificates representing the Securities were issued with appropriate restrictive legends. A Form D covering the Securities was filed with the Securities and Exchange Commission (the "Commission") on September 26, 2007. As a result, the convertible preferred stock and Warrants were issued in an exempt transaction pursuant to Section 4(2) under the Securities Act.

COMPLETED OFFERING

The Section 3S(b) Interpretation discussed above, as well as the Division of Corporation Finance's position in the Black Box Incorporated No-Action Letter, make it clear that a private placement is "completed" if commitments are in place from all investors subject only to conditions outside of their control so that there is no further investment decision. The Selling Stockholders became irrevocably bound to purchase a set amount of convertible preferred stock and warrants for a set purchase price upon the September 10, 2007 closing of the Securities Purchase Agreement between the Company and the selling shareholders (the " Purchase Agreement"). On that date, the full purchase price was payable the Selling Stockholders to the Company and the convertible preferred stock and warrants contemplated by the Purchase Agreement were issued by the Company to the Selling Stockholders. As noted earlier, the selling shareholders were, and continue to be, at market risk as of and at all times after September 10, 2007, and there was no further investment decision by the Selling Stockholders after September 10, 2007.

Based on the foregoing, the offering of the Securities was "completed" prior to the filing of the Registration Statement as required by the Section 3S(b) Interpretation and the Black Box Incorporated No-Action Letter.

Selling Stockholders' Relationship With the Company

The Company had no prior relationship with selling shareholders who purchased 43.66% of the Preferred Stock and Warrants. The Company’s prior relationships with the other investors has been at arms’ length. The selling shareholders who invested in prior offerings and in the current offering still own securities from the prior offerings that are convertible or exercisable into a total of 3,915,727 shares of common stock, and have held these securities for at as long as 2 ½ years.

The Amount of Shares Involved

We are seeking to register 27,279,792 underlying shares under the Registration Statement, which represents 55% of our non-affiliate (using 5% to define an affiliate) public float of 49,635,343 shares as of the September 10, 2007 date of the Purchase Agreement. Of these shares, 6,715,218 shares consist of shares underlying the Warrants and 5,965,133 shares consist of shares underlying potential dividend shares. The Warrants are not exercisable until March 2008 and we may elect to pay dividends in cash rather than in shares. In any event dividends accrue in quarterly installments over a four-year period. Without giving effect to the Warrant shares and the dividend shares the current actual increase in the float is 29%.

Whether the Sellers are in the Business of Underwriting Securities

We do not believe that the Selling Stockholders are in the business of underwriting securities. The Company understands that the selling shareholders invest in securities for their partners and clients, and in this investment sense are in the “business of buying and selling securities.” However, based solely on information supplied by them to us, we understand that these firms are not underwriters and purchased the securities in the ordinary course of business without a view to distribution.

The dollar value of the shares registered in relation to the proceeds that the Company received from the Selling Stockholders for the securities, excluding amounts of proceeds that were returned (or will be returned) to the Selling Stockholders and/or their affiliates in fees or other payments

The dollar value of the shares to be registered was $31,566,719 on the original filing date of the registration statement. The dollar value of the shares underlying the Preferred Stock to be registered was $12,993,502 on the original filing date of the registration statement. Gross proceeds received from the selling shareholders were $17,750,000. The Company does not currently expect that it will be required to pay material amounts of liquidated damages and penalties although the table above lists $5,681,466 as the potential amount of these damages and penalties.

Whether Under All the Circumstances it Appears that the Seller is Acting as a Conduit for the Issuer

Based upon the factors set forth above, we respectfully submit that, when considering all the circumstances, none of the selling shareholders should be deemed to be acting as a conduit for the Company. We again note that, with respect to the offering covered by the Registration Statement, each of the selling shareholders has represented to us in writing in substance that (i) it acquired the Preferred Stock and Warrants and will acquire the underlying shares for its own account and not with a view towards, or for resale in connection with, the public sale or distribution thereof, except pursuant to sales registered or exempted under the Securities Act, (ii) it acquired the Preferred Stock and Warrants and will acquire the underlying shares in the ordinary course of its business, and (iii) at the time it acquired the Preferred Stock and Warrants, it did not have any agreement or understanding, directly or indirectly, with any person to distribute any of the Preferred Stock or Warrants or underlying shares.

In light of the above, we respectfully submit that the offering is a secondary offering that can be made on a shelf basis under Rule 415(a)(1)(i).

COMMENT 17: WE WILL ADD THE FOLLOWING INFORMATION TO THE REGISTRATION STATEMENT UNDER THE CAPTION “ADDITIONAL DISCLOSURES”

S-3 Information

The Company has in a Form 10-K/A amended its Form 10-K to correct the ambiguity on page 36 of its initial Form 10-K to reflect that the Company is current in its dividend payments. The Company nevertheless does not meet the requirements for the use of Form S-3 for a primary offering because its public float as of October 2, 2007 provided a market capitalization that was less than the $75,000,000 amount required by General Instruction (I)(B) to Form S-3.

Sincerely,

/s/ Benjamin T. Sporn
Nutrition 21, Inc. Vice President, General Counsel and Secretary (917) 971-2791

Copy to:	Jeffrey Folger, Esq.